Financial Statements
                            and Supplemental Schedule

                      Littelfuse, Inc. 401(k) Savings Plan

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                       Employer Identification #36-3795742
                                    Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 1999 and 1998




                                    Contents

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
End of Year...................................................................7

                         Report of Independent Auditors

401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 21, 2000
Chicago, Illinois.                                   Ernst & Young LLP

                                                                EIN 36-3795742
                                                                     Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   December 31
                                                                             1999              1998
                                                                       ------------------------------------

Investments, at fair value                                                  $28,039,849      $23,504,153
Cash                                                                             12,859                -
Contributions receivable:
   Participant                                                                        -           49,731
   Employer                                                                           -           13,101
                                                                       ------------------------------------
                                                                                      -           62,832
                                                                       ------------------------------------
Total assets                                                                 28,052,708       23,566,985

Excess contributions payable:
   Participant                                                                        -            5,429
   Employer                                                                           -           14,717
                                                                       ------------------------------------
Total liability                                                                       -           20,146
                                                                       ------------------------------------
Net assets available for benefits                                           $28,052,708      $23,546,839
                                                                       ====================================

See accompanying notes.

                                                                 EIN 36-3795742
                                                                      Plan #002
                      Littelfuse, Inc. 401(k) Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              With Fund Information


                                                                             Year ended December 31
                                                                             1999              1998
                                                                       ------------------------------------

Additions
Employer contributions                                                    $     615,511    $     584,951
Participant contributions                                                     2,132,646        2,443,748
Investment income                                                             2,509,402        1,802,176
Net realized and unrealized appreciation in fair
   value of investments                                                       1,095,381          408,705
Forfeitures                                                                     (29,948)         (45,083)
Distributions to participants                                                (1,817,123)        (985,518)
                                                                       ------------------------------------
Net increase                                                                  4,505,869        4,208,979
Net assets available for benefits at beginning of year                       23,546,839       19,337,860
                                                                       ====================================
Net assets available for benefits at end of year                            $28,052,708      $23,546,839
                                                                       ====================================

See accompanying notes.

                                                                 EIN 36-3795742
                                                                      Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998



1.  Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee (Committee). The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan.

Participants direct their contributions and account balances among the investment options provided by the Plan. Participants may elect to contribute up to 18% of their compensation, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. Participants are immediately vested in their contributions and earnings thereon. Participant contributions and Plan earnings are not currently taxable to the participants as income.

The Company matches participant contributions 50 cents on the dollar for the first 4% of the participant's gross wages. Participants become 100% vested in the Company contribution after two years of service. Forfeitures are used to offset future Company contributions.

A participant may direct employee and company contributions in any of eight investment options.

                      Littelfuse, Inc. 401(k) Savings Plan

1.  Description of the Plan (continued)

Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments, and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Significant Accounting Policies

Investments

The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost which approximates fair value.

Distributions

Distributions to participants are recorded by the Plan when actual payments are made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:
                                                                 December 31
                                                            1999              1998
                                                      -----------------------------------

T. Rowe Price Prime Reserve Fund                           $3,675,796        $3,290,863
T. Rowe Price New Income Fund                                       -         1,512,272
T. Rowe Price Equity Income Fund                            6,051,333         6,188,713
T. Rowe Price Growth Stock Fund                             9,025,934         7,187,161
T. Rowe Price New Horizons Fund                             3,322,646         2,613,987
T. Rowe Price Equity Index 500 Fund                         1,903,302                 -

During 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated/depreciated in fair value as follows:

                                                            1999              1998
                                                      -----------------------------------

Mutual funds                                              $   813,198          $706,827
Littlefuse, Inc. Common Stock                                 282,183          (298,122)
                                                      ===================================
                                                           $1,095,381          $408,705
                                                      ===================================

4.  Income Tax Status

The IRS ruled on September 19, 1994, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Administrative Expenses

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

                              Supplemental Schedule

                                                                 EIN 36-3795742

                                                                      Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                  Schedule H, Line 4i - Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999


                                                                          Description
  Identity of Issuer                                                          of             Current
                                         Description                        Shares            Value
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

*T. Rowe Price         Prime Reserve Fund                                    3,675,796        $3,675,796
*T. Rowe Price         New Income Fund                                         166,865         1,361,621
*T. Rowe Price         Equity Income Fund                                      243,907         6,051,333
*T. Rowe Price         Growth Stock Fund                                       271,293         9,025,934
*T. Rowe Price         New Horizons Fund                                       120,692         3,322,646
*T. Rowe Price         International Stock Fund                                 42,837           815,194
*T. Rowe Price         Equity Index 500 Fund                                    48,110         1,903,302
*Littelfuse, Inc.      Common Stock                                             57,439         1,393,790
Participant Loans      Loans receivable with varying maturities and
                          interest rate of 8%                                                    490,233
                                                                                        ===================

                                                                                             $28,039,849
                                                                                        ===================

*Indicates party in interest to the Plan.

                                   Signatures

     The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   -------------------------------------------
                                    Name: Philip Franklin, on behalf of
                                    Littelfuse, Inc. 401 (k) Savings Plan

                                   Exhibit 2.3

                         Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03260) pertaining to the Littelfuse, Inc. 401(k) Savings
(Plan), of our report dated May 21, 2000, with respect to the financial statements and schedule of the Littelfuse, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                ERNST & YOUNG LLP


June 26, 2000
Chicago, Illinois